SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 17)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.
(Name of Subject Company)

MIDWEST AIR GROUP, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

597911106
(CUSIP Number of Class of Securities)

Timothy E. Hoeksema
Chairman of the Board and
Chief Executive Officer
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
(414) 570-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement or restate, as applicable, the information set forth in Items 1, 2, 4, 6 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Midwest Air Group, Inc. (“Midwest”) on January 25, 2007, as subsequently amended.

Item 1.  Subject Company Information.

The third paragraph of Item 1 is hereby supplemented as follows:

As of March 31, 2007, there were 25,558,164 Midwest Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Item 2 is hereby supplemented as follows:

On April 2, 2007, AirTran Holdings, Inc., a Nevada corporation (“AirTran”), issued a press release announcing that it had revised the Offer (the “Revised Offer”).  Under the terms of the Revised Offer, each outstanding Midwest Share, including the associated Rights, tendered pursuant to the Revised Offer would upon acceptance be exchanged for consideration consisting of a combination of cash and AirTran common stock, $0.001 par value (“AirTran Common Stock”), comprised of $9.00 in cash, without interest, and 0.5842 of a share of AirTran Common Stock, on the terms and subject to the conditions described in the preliminary prospectus and offer to exchange, as amended, dated April 10, 2007 (the “Prospectus”), which is contained in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC by AirTran on April 10, 2007, and in the related letter of transmittal, as amended.  In addition, holders of Midwest Shares whose shares were exchanged in the Revised Offer would receive cash instead of any fractional shares of AirTran Common Stock to which they may be entitled.

In addition, the fifth paragraph Item 2 is hereby restated as follows:

According to the Prospectus, AirTran’s and Galena’s obligation to exchange shares of AirTran Common Stock and cash for Midwest Shares pursuant to the Revised Offer is subject to numerous conditions, including the following:

•

the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Revised Offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, but excluding the Rights issued pursuant to the Midwest Rights Agreement, in each case, immediately prior to the expiration date;

•

the “rights redemption condition”—AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest (the “Board”) has redeemed Rights issued pursuant to the Rights Agreement, or that such Rights have been invalidated or are otherwise inapplicable to the Revised Offer and the second-step merger and that none of the Series A junior participating preferred stock of Midwest is outstanding;

•

the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•

the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated (which waiting period expired in February 2007);

•

the “NYSE condition”—the shares of AirTran Common Stock to be issued to Midwest shareholders in the Revised Offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•

the “control share condition”—AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the Revised Offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the Revised Offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the Revised Offer;

•

the “business combination and fair price condition”—AirTran must be satisfied, in its reasonable discretion, that, after consummation of the Revised Offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Business Combination Statute,” will not be applicable to the Revised Offer or the second-step merger, and that the supermajority and fair price provisions of Article Eight of Midwest’s Articles of Incorporation shall have been or rendered inapplicable to the Revised Offer, the second-step merger and the acquisition of Midwest Shares pursuant to the Revised Offer and any second-step merger; and

•

the “registration statement condition”—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

The Prospectus further states that notwithstanding any other provision of the Revised Offer, AirTran and Galena shall not be required to accept for exchange or exchange any Midwest Shares, may postpone the acceptance for exchange of, or exchange of, tendered Midwest Shares, and may, in their respective sole discretion, terminate or amend the Revised Offer as to any Midwest Shares not then exchanged (i) if at the expiration date, any of the minimum tender condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition has not been satisfied or, in the case of the minimum tender condition, the rights redemption condition, the NYSE condition, the control share condition, and the business combination and fair price condition, are not satisfied or waived, or (ii) if at or, in the case of clauses (a) or (b) below, after the expiration date of the Revised Offer, any of the following conditions are not satisfied or, in the case of clause (c), waived:

(a)  The “legal condition”—there shall not have been any law (defined in the Prospectus to mean any supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement, including any arbitral decision or award) or contractual agreement of Midwest which, directly or indirectly:

(i)  prohibits, or imposes any material limitations on, AirTran’s ownership or operation (or that of any of its respective subsidiaries or affiliates) of any portion of its businesses or assets or any material portion of Midwest’s businesses or assets, or compels AirTran (or its respective subsidiaries or affiliates) to dispose of or hold separate any material portion of its assets or any material portion of Midwest’s business or assets;

(ii)  prohibits, restrains or makes or seeks to make illegal the acceptance for exchange, payment for or purchase of Midwest Shares pursuant to the Revised Offer or the consummation of the second-step merger or that would impose material damages in connection therewith;

(iii)  imposes material limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Midwest Shares purchased pursuant to the Revised Offer including, without limitation, the right to vote the shares of Midwest common stock on all matters properly presented to Midwest’s shareholders;

(iv)  imposes limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises or results of operations of Midwest and its subsidiaries taken as a whole;

(v)  seeks to require a material divestiture by AirTran or any affiliate of AirTran of any Midwest Shares; or

(vi)  imposes or seeks to impose any material condition to the Revised Offer in addition to the conditions set forth elsewhere in the Revised Offer.

(b)  Together with clause (c), below, the “litigation condition”—there shall not be threatened or pending any action or proceeding by any governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of clause (a) above;

(c)  There shall not be threatened or pending any action or proceeding by any other person or entity other than a governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of clause (a) above; and

(d)  AirTran shall not have reached an agreement or understanding with Midwest providing for termination of the Revised Offer or postponing the payment for the Midwest Shares thereunder, and neither AirTran nor any affiliate of AirTran shall have entered into a definitive agreement or announced an agreement in principle with Midwest providing for a merger or other business combination with Midwest or the purchase of securities or assets of Midwest.

The Prospectus also states that (i) the satisfaction or existence of any of the conditions to the Revised Offer will be determined by AirTran and Galena in their good faith discretion; (ii) these conditions are for the sole benefit of AirTran and Galena and may be asserted by AirTran and Galena regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by AirTran in whole or in part at any time and from time to time in its sole discretion; (iii) the failure by AirTran or Galena at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; (iv) the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; (v) each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time; and (vi) any determination by AirTran or Galena concerning the events described above will be final and binding on all parties.

Item 4.  The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

As described below, after careful consideration, the Board unanimously (with two directors absent) determined at a meeting on April 12, 2007 that the Revised Offer is inadequate and not in the best interests of Midwest and its shareholders and other stakeholders and that, in light of Midwest’s future prospects, the interests of the shareholders and other stakeholders will be best served by Midwest continuing to pursue its long-term strategic plan.  The two directors unable to attend the meeting were subsequently briefed on the meeting and confirmed their support for the position taken by the Board.  Accordingly, the Board has unanimously determined to recommend that Midwest’s shareholders reject the Revised Offer and not tender their Midwest Shares in the Revised Offer.

To the knowledge of Midwest, none of Midwest’s directors, executive officers, affiliates or subsidiaries intends to tender Midwest Shares held of record or beneficially by such person or entity for exchange pursuant to the Revised Offer.

Background of the Offer and the Revised Offer

On March 7, 2007, AirTran issued a press release announcing the that it had submitted preliminary proxy materials to the SEC pursuant to its previously announced intent to elect three nominees to fill positions on Midwest’s Board of Directors at Midwest’s 2007 annual meeting of shareholders.  In the same press release, AirTran announced that it was extending the Offer until April 11, 2007, and that as of 5:00 p.m., Eastern Standard Time, on March 7, 2007, a total of 1,777,638 Midwest Shares had been tendered pursuant to the Offer.

On April 2, 2007, AirTran issued a press release announcing the Revised Offer and extending the expiration date of the Revised Offer to May 16, 2007.  In the same press release, AirTran stated that as of 5:00 p.m., Eastern Standard Time, on March 30, 2007, a total of 1,703,151 Midwest Shares had been tendered pursuant to the Offer.  The press release was incorporated by reference into an amendment to AirTran’s Schedule TO, which was also filed on April 2, 2007.

On April 10, 2007, Midwest’s Board held a telephonic meeting, in which Midwest’s legal and financial advisers and certain members of management participated at the Board’s request.  At this meeting, the Board received information from Midwest’s legal and financial advisors regarding the Revised Offer and potential responses and other matters relating to the Revised Offer, and members of management presented information regarding Midwest’s financial performance and results of operations for the first quarter of 2007 and an updated forecast.

On April 12, 2007, the Board held an in-person meeting, which was attended by Midwest’s legal and financial advisors and certain members of management at the Board’s request.  Management presented Midwest’s updated forecast and Goldman Sachs gave an extensive presentation and analysis to the Board on Midwest’s updated forecast, the Revised Offer, various alternatives available to Midwest, and possible responses to the Revised Offer.  Following extensive discussion of the reports and analyses, the terms of the Revised Offer, the various alternatives available to Midwest and the receipt by the Board of an oral opinion from Goldman Sachs to the effect that, as of April 12, 2007, the Revised Offer was inadequate from a financial point of view to Midwest’s shareholders (other than AirTran and its affiliates), the Board unanimously (with two members absent) determined that the per share consideration offered by AirTran was inadequate and that the Revised Offer was inadequate and not in the best interests of Midwest, its shareholders and its stakeholders and that in light of Midwest’s future prospects, Midwest’s shareholders will be best served by Midwest continuing to pursue its long-term strategic plan.  The two directors unable to attend the meeting were subsequently briefed on the meeting and confirmed their support for the position taken by the Board.  Accordingly, the Board unanimously determined to recommend to Midwest’s shareholders that they reject the Revised Offer and not tender their Midwest Shares to Galena.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described above, the Board consulted with Midwest’s management and Midwest’s financial and legal advisors, considered the presentation made by Goldman Sachs on April 12, 2007 and took into account numerous factors, including but not limited to the following:

•

The Board’s belief that the Revised Offer is inadequate and does not fully reflect the long-term value of Midwest’s strategic plan, including its strong market position and its future growth prospects.

-

The Board received an oral opinion from Goldman Sachs on April 12, 2007 to the effect that, as of that date, the Revised Offer was inadequate from a financial point of view to Midwest’s shareholders (other than AirTran and its affiliates).

-

The Board believes that Midwest’s strong operating performance in 2006 provides clear evidence of the strength of the strategic plan.  Achievements in 2006 include traffic growth of 21.5%, unit revenue growth of 12.5% and yield improvement of 5.4%.  This strong revenue performance, combined with Midwest’s successful cost reduction efforts, generated a $66 million improvement in operating income for 2006 compared to 2005.

-

The Board noted that the performance of Midwest Shares was further evidence of the success of Midwest’s strategy as the price of the stock increased by 61% in 2006 prior to the public disclosure of the AirTran proposal in December.

-

The Board noted Midwest’s strategic initiatives both recently implemented and planned for the future will provide the foundation for profitable growth in 2007 and subsequent years.  Recent strategic initiatives include the establishment of a regional flying agreement with SkyWest, Inc., the decision to put two additional MD-80s into service beginning in mid-2007, the hedge of approximately 90% of Midwest’s 2007 fuel requirements and numerous service enhancements.

-

The Board considered Midwest’s updated forecast, which reflected Midwest’s preliminary results of operations for the first quarter of 2007 and other developments since the Board’s initial recommendation to reject the Offer.

•

The Board believes that the timing of AirTran’s attempts to acquire Midwest are opportunistic and the Revised Offer is disadvantageous to Midwest’s shareholders.  In particular, the Board believes that:

-

AirTran’s attempts to acquire Midwest are timed to take advantage of the significant strategic initiatives undertaken and investments made by Midwest during the recent down cycle in the airline industry.  The Board believes that market conditions in the industry will continue to improve and increasingly favor high quality carriers like Midwest and that AirTran timed the Revised Offer to acquire Midwest before these factors are fully reflected in Midwest’s stock price.

-

As of March 31, 2007, Midwest had approximately $171 million of cash representing over $6.50 per share.  According to AirTran, the cash portion of the Revised Offer and related expenses is approximately $240 million.  Therefore, Midwest’s cash on hand represents more than 70% of the cash estimated by AirTran to be necessary to complete the proposed acquisition.

-

If the synergies AirTran claims will result from the proposed combination are realized as AirTran projects, Midwest estimates that the proposed combination would be more than 30% accretive to AirTran’s estimated earnings per share in both 2007 and 2008 as estimated by IBES.  Given the percentage ownership of Midwest’s shareholders following a proposed combination, this accretion would accrue disproportionately to the benefit of the current AirTran stockholders compared to Midwest’s shareholders.  Based on this analysis, the benefit to the combined company that AirTran contends would result from the combination is not reflected in the value of the consideration that would be received by Midwest’s shareholders under the Revised Offer.

-

As of December 31, 2006, Midwest had approximately $23 million in net operating loss tax benefit.  A change in control of Midwest could diminish or delay the realization of this benefit.

•

The value of the consideration being offered under the Revised Offer is uncertain and highly dependent on the value of the AirTran Common Stock.

-

The value of the consideration to be received by Midwest shareholders under the Revised Offer is uncertain and will depend on the value of the AirTran Common Stock at the time of the consummation of the Revised Offer.  The value of the consideration received by the Midwest shareholders will decline as the market price of the AirTran Common Stock declines.

-

In assessing the potential consideration to be received under the Revised Offer, the Board noted the recent stock price performance of AirTran.  During the past twelve months, AirTran’s stock price has declined by 29% compared to an increase in Midwest’s stock price of 158% and an increase in an index of network carrier stock prices (which consists of AMR Corp., UAL Corp., Alaska Airlines, Continental Airlines and U.S. Airways) of approximately 22%.

-

The Board also took note of the comments made by Mr. Leonard during his conversation with Mr. Hoeksema on October 11, 2006 during which Mr. Leonard expressed concerns regarding AirTran’s business and investor beliefs about AirTran’s uncertain prospects and the potential impact of these concerns on the future value of AirTran Common Stock.

•

The WBCL and Midwest’s Articles of Incorporation expressly authorize the Board to consider the interests of constituencies of Midwest other than its shareholders (specifically, its employees, suppliers and customers and the communities it serves) in considering whether to approve or oppose any corporate action, including a merger or similar transaction.  The Board believes that AirTran’s plans to operate the combined company are not credible and would not serve the interests of all stakeholders.  The lack of a credible plan creates uncertainty about how such interests would actually be served by the combined company.

•

The significant industry experience of the Board, which includes a leading aviation consultant and a former U.S. Secretary of Transportation, and the Board’s familiarity with the business, financial condition, prospects and strategic plan of Midwest and the nature of the airline industry.

•

The Revised Offer is subject to numerous conditions, which results in significant uncertainty that the Revised Offer will be consummated.

-

Express Conditions. As described under Item 2 above, the Revised Offer is subject to the following conditions:

•

minimum tender condition

•

rights redemption condition

•

impairment condition

•

regulatory condition

•

NYSE condition

•

control share condition

•

business combination and fair price condition

•

registration statement condition

•

legal condition

•

litigation condition

In light of the Board’s decision discussed above, the Board decided to take no action to redeem the Rights or otherwise satisfy the rights redemption condition or to take any action to satisfy the control share condition or the business combination and fair price condition.

-

Financing Condition.  While the “Conditions of the Offer” section of the Prospectus does not contain a financing condition, disclosure set forth elsewhere in the Prospectus makes it clear that the Revised Offer is contingent on AirTran and Galena having received the proceeds of a proposed new credit facility.  According to the Prospectus, AirTran and Galena will require approximately $240 million to complete the Revised Offer and the second-step merger.  The Prospectus indicates that AirTran has obtained commitments from affiliates of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Credit Arrangers”) to provide, subject to certain conditions, senior secured financing of up to $225 million under a proposed new credit facility. The Credit Arrangers’ commitments are subject to, among other conditions, the “completion of confirmatory due diligence and no material adverse change having occurred in the capital markets or to AirTran.” Thus, if the Credit Arrangers discover anything during their diligence review that they determine to be undesirable, they may terminate their commitments. This leaves Midwest’s shareholders with a high degree of uncertainty regarding the true availability of the financing necessary to consummate the Revised Offer. As copies of the commitments were not provided in the Prospectus or otherwise filed by AirTran with the SEC, the Board does not know what other conditions are contained in the commitments, and it is uncertain whether all of the conditions to the commitments will be met in time for AirTran to consummate the Revised Offer. If all of the conditions are not satisfied or waived by the Credit Arrangers, the financing will not be available.

-

Conditions Create Uncertainty. These conditions are broadly drafted and some of the more important conditions provide AirTran the discretion to make subjective determinations as to the occurrence of circumstances which would enable AirTran not to consummate the Revised Offer. Further, AirTran would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction or AirTran or any of its affiliates. Thus, the conditions create substantial uncertainty as to whether AirTran would be required to consummate the Revised Offer. Such uncertainty is of a particular concern because pursuing a transaction with AirTran would likely disrupt Midwest’s business by causing uncertainty among current and potential employees, suppliers, customers and other constituencies important to Midwest’s success. This heightens the competitive risk to Midwest if the Revised Offer is not consummated.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Midwest and based upon the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Accordingly, the Board unanimously recommends that Midwest’s shareholders reject the Revised Offer and not tender their shares in the Revised Offer.

Item 6.  Interest in Securities of the Subject Company.

Item 6 is hereby supplemented as follows:

No transactions in the Midwest Shares have been effected during the past 60 days by Midwest or its subsidiaries or, to Midwest’s knowledge after making reasonable inquiries, by any of Midwest’s directors, executive officers or affiliates, except as described below and except as disclosed in the Schedule 14D-9 previously filed by Midwest, as subsequently amended:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price

James R. Boris	2/28/07	Acquisition (1)	389	N/A
	3/30/07	Acquisition (1)	370	N/A

David R. Treitel	2/28/07	Acquisition (2)	97	N/A
	3/30/07	Acquisition (2)	282	N/A

Scott R. Dickson	2/14/07	Acquisition (3)	12,000	$13.84 (4)
		Acquisition (5)	14,000	13.84 (4)

Timothy E. Hoeksema	2/14/07	Acquisition (3)	45,000	$13.84 (4)
		Acquisition (5)	75,000	13.84 (4)

Dennis J. O’Reilly	2/14/07	Acquisition (3)	2,500	$13.84 (4)
		Acquisition (5)	6,500	13.84 (4)

David C. Reeve	2/14/07	Acquisition (3)	11,500	$13.84 (4)
		Acquisition (5)	13,500	13.84 (4)

Curtis E. Sawyer	2/14/07	Acquisition (3)	12,000	$13.84 (4)
		Acquisition (5)	14,000	13.84 (4)

Carol N. Skornicka	2/14/07	Acquisition (3)	11,500	$13.84 (4)
		Acquisition (5)	13,500	13.84 (4)

Christopher I. Stone	2/14/07	Acquisition (3)	9,500	$13.84 (4)
		Acquisition (5)	10,500	13.84 (4)

(1)

Payment of meeting fees in Midwest Shares under Midwest’s 2005 Non-Employee Director Stock Plan pursuant to previous election.  Receipt of shares deferred under the Company’s Non-Employee Directors Deferred Compensation Plan.

(2)

Payment of a portion of fees in Midwest Shares under Midwest’s 2005 Non-Employee Director Stock Plan pursuant to previous election.  Receipt of shares deferred under the Company’s Non-Employee Directors Deferred Compensation Plan.

(3)

Grant of shares of restricted stock under Midwest’s 2005 Equity Incentive Plan.

(4)

Represents the closing price per Midwest Share on the American Stock Exchange on February 14, 2007.

(5)

Grant of options to acquire Midwest Shares under the 2005 Equity Incentive Plan.

Item 9.  Exhibits.

Item 9 is amended by adding new exhibit (a)(25) and revising the Exhibit Index accordingly:

Exhibit Number	Description
(a)(1)	Letter to Midwest’s shareholders dated January 25, 2007*(1)
(a)(2)	Press release issued by Midwest on January 25, 2007(1)
(a)(3)	Midwest Investor Presentation dated January 25, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K/A as filed with the SEC on January 25, 2007) (1)
(a)(4)	Transcript of conference call held by Midwest on January 25, 2007(1)
(a)(5)	Advertisement published by Midwest on January 26, 2007(1)
(a)(6)	Press release issued by Midwest on January 31, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(7)	Press release issued by Midwest on February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(8)	Midwest Investor Presentation dated February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(9)	Memorandum sent to Midwest employees on February 1, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(10)	Memorandum sent to Midwest employees on February 2, 2007(1)
(a)(11)	Transcript of Midwest Presentation on February 1, 2007(1)
(a)(12)	Press release issued by Midwest on February 14, 2007(1)
(a)(13)	Press release issued by Midwest on February 15, 2007(1)
(a)(14)	Press release issued by Midwest on February 20, 2007(1)
(a)(15)	Memorandum sent to Midwest Employees on February 20, 2007(1)
(a)(16)	Press release issued by Midwest on February 22, 2007(1)
(a)(17)	Press release issued by Midwest on February 28, 2007(1)
(a)(18)	Letter to Midwest shareholders dated February 28, 2007(1)
(a)(19)	Editorial by Timothy E. Hoeksema posted March 10, 2007(1)
(a)(20)	Letter to Milwaukee area business leaders dated March 20, 2007(1)
(a)(21)	Midwest Presentation to Milwaukee area business leaders dated March 20, 2007(1)
(a)(22)	Press release issued by Midwest on April 2, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 2, 2007)
(a)(23)	Memorandum sent to Midwest employees on April 2, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on April 2, 2007)
(a)(24)	Memorandum sent to Midwest employees on April 5, 2007(1)
(a)(25)	Press release issued by Midwest on April 13, 2007
(e)(1)	Excerpts from Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Shareholders as filed with the SEC on March 23, 2006(1)
(e)(2)

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to Midwest’s Registration Statement on Form 8-A as filed with the SEC on February 22, 2006)

(e)(3)

1995 Stock Plan for Outside Directors, as amended through February 20, 2002 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 2001 as filed with the SEC on March 26, 2002)

(e)(4)

Annual Incentive Plan, as amended through February 11, 1998 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 1997 as filed with the SEC on March 13, 1998)

(e)(5)	Supplemental Benefits Plan (incorporated by reference to Exhibit 10.19 to Midwest’s Form 10-K for the year ended December 31, 1995 as filed with the SEC on March 28, 1996)
(e)(6)	Form of Key Executive Employment and Severance Agreement between Midwest and each of its executive officers(1)
(e)(7)

1995 Stock Option Plan, as amended through April 25, 2001 (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2001 Annual Meeting of Shareholders as filed with the SEC on March 21, 2001)

(e)(8)	2003 All Employee Stock Option Plan (incorporated by reference to Exhibit 10.42 to Midwest’s Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 15, 2004)
(e)(9)

Employment Letter from Midwest to Curtis E. Sawyer dated August 4, 2004 (incorporated by reference to Exhibit 10.43 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(10)

Employment Letter from Midwest to Scott R. Dickson dated December 16, 2004 (incorporated by reference to Exhibit 10.44 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(11)

2005 Equity Incentive Plan (incorporated by reference to Appendix A to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(12)

2005 Non-Employee Director Stock Plan (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(13)	2005 Director Compensation Summary (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(14)	Form of Restricted Stock Grant Letter (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(15)	Annual and Long-Term Incentive Plan (incorporated by reference to Midwest’s Form 8-K as filed on April 26, 2005)
(e)(16)

By-laws of Midwest as amended through April 29, 1999 (incorporated by reference to Exhibit 3 to Midwest’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 as filed with the SEC on August 13, 1999)

(e)(17)

Restated Articles of Incorporation of Midwest as amended through April 8, 2004 (incorporated by reference to Exhibit 3.5 to Midwest’s Post-Effective Amendment No.1 to Form S-1 on Form S-3 as filed with the SEC on April 9, 2004)

(g)	Not applicable

*

Included in materials mailed to shareholders of Midwest.

(1)

Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:

/s/ Timothy E. Hoeksema

Timothy E. Hoeksema

Chairman of the Board, President and

Chief Executive Officer

Date:  April 13, 2007